

December 28, 2010

Larry G. Gerdes
Chief Executive Officer
Transcend Services, Inc.
One Glenlake Parkway, Suite 1325
Atlanta, Georgia 30328

> **Re:** **Transcend Services, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed November 9, 2010 and April 12, 2010**
> **File No. 0-18217**

Dear Mr. Gerdes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Part I. Financial Information

Item 1. Financial Statements

Note 10. Stock-Based Compensation, page 12

1.   We note your disclosure regarding the errors in accounting for stock-based compensation identified when you implemented the equity tracking software system. Please refer to ASC 250-10-45-26 and tell us why you recognized the effect of the error correction related to prior fiscal years in the second quarter rather than in the first quarter. We also note your disclosure in the third paragraph under the "Basis of Presentation" subheading on page 7 that you evaluated the materiality of the error recognized in the first quarter and determined that a restatement of your Quarterly Report on Form 10-Q for the first quarter of 2010 was unnecessary. Please tell us whether your assessment of materiality would change if you recorded the effect of the errors related to prior fiscal years in the

first quarter. If not, please provide us with your materiality assessment. If so, please tell us your consideration of filing a current report under Item 4.02 of Form 8-K and an amendment to your Quarterly Report on Form 10-Q for the first quarter of 2010.

Definitive Proxy Statement filed on Schedule 14A

Compensation Process, page 17

2.   In the second paragraph, we note that your CFO compared your executive officers' compensation, including base salaries, other short-term cash compensation and long-term equity-based incentives to a 2009 executive compensation survey performed by a national consulting firm. It is unclear from your disclosure whether the comparison was for a more general purpose in setting compensation or if you were using the data to benchmark executive compensation. If you are benchmarking compensation in this comparison, please identify the component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you do not engage in benchmarking in this comparison, explain in greater detail how you use the data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contract Scott Anderegg, Staff Attorney, at (202) 551-3342 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief